U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of June 2007

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Material Contained in this Report:

1.	Press Release dated June 1, 2007 relating to the announcement of Trend Micro Incorporated regarding the completion of delisting of its ADRs from NASDAQ.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date: June 1, 2007	By:	/s/ MAHENDRA NEGI
Mahendra Negi
Representative Director, Chief Operating Officer,
Chief Financial Officer and Executive Vice President

Trend Micro Notice Regarding Completion of Delisting of its ADRs from NASDAQ

Tokyo, Japan – June 1, 2007 – Trend Micro (TSE: 4704; the “Company”), a leader in network antivirus and Internet content security software and services, today announced that the delisting of its American Depositary Shares (“ADR”) from the NASDAQ Stock Market (“NASDAQ”) took effect upon the commencement of trading on May 31, 2007. The Company had announced its intention to delist its ADRs from NASDAQ on April 26, 2007.

The Company plans to maintain the listing of its common stock on the Tokyo Stock Exchange and maintain its ADR program with the Bank of New York, the Depositary Bank for the Company’s ADRs. Accordingly, the Company’s ADRs are expected to continue to be traded on over-the-counter markets.

About Trend Micro, Inc.

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com

Trend Micro, the t-ball logo, OfficeScan, PC-cillin, and VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. TrendLabs is a service mark of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Operating Officer / Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp